Offering Statement for Above & Beyond Studios, Inc.

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The Company

1. **What is the name of the issuer?**

Above & Beyond Studios, Inc.

20 Glade Ave

Jamaica Plain, MA 02368

Eligibility

2. **The following are true for Above & Beyond Studios, Inc.:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Name
Tyrone Holland

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/15/2014	06/15/2019	SmartPak	Front End Developer
07/15/2019	04/15/2021	Whoop	Software Engineer
04/16/2021	01/01/2022	BusRight	Web Engineer
01/01/2022	Present	Sweet	Senior App Developer
11/06/2020	Present	Above & Beyond Studios, Inc.	Chief Technology Officer

Short Bio: Chief Technology Officer - Ty Holland manages our tech stack and is responsible for our web development and engineering. He started as a Web Developer for his first 4 years out of college at Aramak and Artfact creating E-commerce marketplaces and auction sites. He then spent 5 years as a Front End Developer for an E-commerce site called Smartpak. He then moved on to join WHOOP as a Software Engineer. During his time there, WHOOP, a startup that creates health and fitness trackers, reached Unicorn status with a valuation of around $1.2 Billion. He recently left as the Web Engineering Team Lead at a Boston based startup called Bus Rite, which aims to revolutionize the Busing & Transportation Industry for schools. Work Experience: (https://www.linkedin.com/in/taholland/)

Name
Steffan Jackson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/01/2017	05/01/2020	Oracle	Account Manager
04/01/2020	05/01/2021	Talend	Account Manager & Sales Specialist
11/06/2020	Present	Above & Beyond Studios, Inc.	Chief Innovation Officer & Founder

Short Bio: Chief Innovation Officer - Steffan was raised in Jamaica Plain & Stoughton, MA, by Betsy Stuppard - Kruger and Luke Jackson. Betsy was an Administrative Manager for Harvard University and currently owns and operates her own Bed & breakfast in Texas while Luke is a professional singer/entertainer, who works with the band called World Premier Band. Steffan has one older sibling Alex (PHD at Texas Christian University [TCU] , B.S. in Education & Track Athlete at Boston University) and three younger siblings, Natalia, Di'Ante, and Isaiah as well as a few other step siblings. Steffan went to Stoughton High (Stoughton, MA) and flourished as an athlete competing on the varsity teams for basketball, football, captaining the Track team and gaining New England and State recognition in his varsity basketball and track pursuits. He then went on to UMASS-Lowell (Lowell, MA) and majored in Marketing and Business Administration. In terms of college athletics, he competed on the Varsity Track Team and lead the Varsity Club Basketball Team to the NCAA Club Final Tournament. In terms of scholarly activity, he joined M.A.L.E.S, a collegiate club brought to gather to uplift men of color in business, and is currently a board member. He also started a non-profit with a few friends called Make-A-Change, Inc. He gained valuable marketing, sales and fundraising experience while co-founding the non-profit, Make-A-Change, Inc., found online at makeachangeinc.org, which serves the community by assisting neglected and fostered children by providing a positive role model experience in the children's lives. After college, he started his career in the tech industry working for Versatile Technologies as a Business Development Rep, before moving on to Oracle (NYSE:ORCL). For two years he cultivated his sales expertise as an Account Executive specializing in analytics & big data in the State and Local Government sector. He was then recruited by Talend (NYSE:TLND) as an Account Executive and spent a year there furthering his specialty of data analytics sales. Steffan Jackson currently oversees the media, sales, and marketing teams. Steffan is responsible for signing our current Brand & Marketplace Partners, recruiting Beta Test Groups & Users and leading our consumer facing affairs. He directed and produced our original Freedom TV+ content as well as our advertising videos for clients. On top of media and marketplace management, he assists in the product management responsibilities and leads our marketing efforts for the company and clients. Work Experience: (https://www.linkedin.com/in/steffanjackson/)

Name

Albert Leung

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2018	Present	Zipcar	Senior iOS Engineer
11/06/2020	Present	Above & Beyond Studios, Inc.	Head of Crypto

Short Bio: Head of Engineering - Albert Leung was an early advisor of Above & Beyond Studios, and is the technical advisor of the executive group. He aims to lead the hiring of the engineering and development team. Albert was the first coder recruited by the co-founder's and developed the MVP of the Freedom iOS app. He has over 30 years of experience in software engineering and over 10 years of iOS and Android application development. He spent the first 14 years of his career as a Data Control Engineer for the Massachusetts Highway Department. He then moved to the software creation side and worked as Project Engineer for Biscom before joining Aegro, Inc as the iOS Software Engineer Team Lead. Albert is currently a Team Lead on Zipcar's mobile application engineering team. He is also the Sole Proprietor of an Indie Gaming Studio called Whifflebird Studios, with two games in the iPhone App Store. Work Experience: (https://www.linkedin.com/in/albert-leung-a636624/)

Name

Ralph Jordan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/15/2013	07/14/2019	Productivity Factory	President
01/15/2008	Present	UMass Lowell	Lecturer
10/13/2021	Present	Above & Beyond Studios, Inc.	Vice President of the Board

Short Bio: Ralph Jordan has many high achievements in investments, business, lecturing, and Sales Management Leadership for enterprise companies leading in software technological industries. Work Experience: (https://www.linkedin.com/in/ralph-jordan-a83261/)

Name

Betsy Kruger

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/19/1984	02/02/2019	Harvard	Economics Department Manager
03/01/2017	Present	Granbury Garden's Bed n' Breakfast	CEO
10/13/2021	Present	Above & Beyond Studios, Inc.	Secretary of the Board

Short Bio: Betsy is a bright spirit with over 25+ years at Harvard working in the Economics Department as a Manager. Business experience. Now Retired and owns Granbury Garden's Bed n' Breakfast.

Name

Andy Stuppard

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/15/2005	Present	Terc	Division Manager
10/13/2021	Present	Above & Beyond Studios, Inc.	Treasurer of the Board

Short Bio: Terc Division Manager. Andy brings over 30+ years of management experience to the Board of Directors.

Name

Amanda Strong

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/15/2016	Present	MIT Investment Management Company	Director of Assets
10/13/2021	Present	Above & Beyond Studios, Inc.	President of the Board

Short Bio: Director of MIT Investment Management Company Amanda has years of working at one of the most prestigious universities. She has a vast wealth of knowledge on investments and she is on the board for Above & Beyond Studios, Inc. Work Experience: (https://www.linkedin.com/in/amandastrong944/)

Name

John Pavain

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/01/2019	02/02/2022	Travelers	Economic Consultant
07/02/2018	12/01/2019	Travelers	Market Analyst
11/06/2020	Present	Above & Beyond Studios, Inc.	VP of Finance & Data

Short Bio: VP of Finance & Data - John Pavain is currently the Economic Consultant for the Executive team at Travelers Insurance. He specializes in data modeling and is responsible for forecasting, analyzing and recommending market segmentation changes for national and international pricing strategies. He started his career in finance including internships in investment banking, at a national REIT and the insurance company he is working for today. In his time at Travelers, he has gained valuable experience evaluating and proposing new economic indices and creating economic data analytics tools. He has been vital in establishing our Data collection and modeling as well as preparing our financial projections. Work Experience: (https://www.linkedin.com/in/john-pavain-ii/)

Name

Stanley Ovile

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/01/2019	Present	Beth Israel Lahey Health	Senior Managed Care Coordinator
01/01/2021	Present	Evolve By Faith	CEO
11/06/2020	Present	Above & Beyond Studios, Inc.	VP of Customer Success

Short Bio: Stanley Ovile - VP of Customer Success Stanley Ovile is the Owner & CEO of Evolve by Faith, a mindfulness, wellness & coaching company founded to help individuals find their purpose and help them achieve their goals while creating a better lifestyle. He is also currently a Senior Managed Care Coordinator at Beth Israel Lahey Health. In his role at Beth Israel, he manages and trains the Care Coordination Team which identifies opportunities and strategies to better coordinate patient care within Beth Israel's network. At Above and Beyond Studious (ABS), Stanley leads our Customer Success team which develops and manages relationships with the business and influencers we serve. Work Experience: (https://www.linkedin.com/in/stanley-ovile/)

Name
Brittany Mahan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/01/2021	Present	Punch for Parkinson	Director Of Business Development
10/01/2019	Present	Beautiful Broken TV	CEO
11/06/2020	Present	Above & Beyond Studios, Inc.	Executive Producer
09/01/2016	10/01/2019	NESN	Stage Manager

Short Bio: Brittany Mahan - Executive Producer Brittany is the Founder & CEO of Beautiful Broken TV, a network dedicated to helping people see the true beauty in themself. Through her podcast, radio show, YouTube Channel & events she is able to connect and inspire her guests. She got her start at NESN, as a production intern and worked her way up to Stage Manager for the Boston Red Sox & Boston Bruins. At NESN, she was a Producer for on-air talent and executed the promotional readings throughout the broadcasts. In college, she moved from Radio to Television as an ESPN sideline reporter for UMass Lowell & Bridgewater State Men's & Women's basketball teams. She is currently active as a director in several fundraisers and non profits, such as Punch 4 Parkinsons and Boston Fashion Awards. Brittany is extremely skilled and talented in leading, hosting, and producing content which makes us proud to have her on our team managing our content production and media partnerships. Work Experience: (https://www.linkedin.com/in/brittanymahan/)

Name
Aman Stuppard

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2017	01/31/2019	JLL	Tenant Coordinator
11/06/2020	Present	Above & Beyond Studios, Inc.	Chief Operating Officer
02/01/2019	11/06/2020	National Development	Property Administrator

Short Bio: Aman Stuppard was born in Morristown, NJ and raised in Mattapan, MA after moving in 2001. Aman was raised by Margie, a Health Practice Manager at Beth Israel Deaconess Medical Center and Mass General Hospital and Andy Stuppard, an Administrative Manager at TERC, a non-profit that creates math and science software, programs and curriculum for high schools, colleges and research institutions. He has two younger siblings in college, Amari and Ayonna, at Wesleyan College (Middletown, CT) and Stonehill College (Easton, MA), respectively. He attended Roxbury Latin High School (West Roxbury, MA) excelling in class representation, extracurriculars and athletics. He was the class treasurer for consecutive years, conducted tours as well as hosting incoming students, competed in Model UN and excelled in Politics & History classes. He also competed in football, basketball, lacrosse and track, including achieving League MVP in the former and a 4th placed finish in the New Balance High School Div 2 Nationals in the Triple Jump. He then matriculated to Trinity College (Hartford, CT) and majored in Political Science with a minor in Urban Studies and competed on the Varsity Track team, attending consecutive National Championships and receiving All American status in the Triple Jump. During his time at Trinity, he started his commercial real estate career with CBRE/New England (NYSE:CBRE) with internships with the Suburban Brokerage Team in Boston, MA and later the Investment Sales Team in Hartford, CT. After school he started his career at JLL (NYSE:JLL) before making the move to a local New England real estate development firm, National Development. At National Development, he worked in commercial property management specializing in the Life Sciences & Lab sector developing skills in project management, people management, budgeting, accounting, investor relations and financial analysis. He left to pursue this venture full-time. Aman oversees our product and operations teams. He's responsible for leading the product management of our applications & websites. He also manages the business/legal operations of the company with proper legal representation, working with Lambert, Shortell & Connaughton (Boston, MA) and the Law Offices of Seth Yurdin (Boston, MA) for patent/trademark related exercises and CT Corporation (Wilmington, DE) for other legal services. Work Experience: (https://www.linkedin.com/in/aman-stuppard-730456b7/)

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Steffan Jackson

Securities:	3,635,000
Class:	Series A Common Stock
Voting Power:	36.4%

Aman Stuppard

Securities:	3,635,000
Class:	Series A Common Stock
Voting Power:	36.4%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Above & Beyond Studios, Inc. created the Freedom platforms with one mission... To be a giving company. Who are we? We are a Boston based consumer software startup reimagining the future of marketing. What is our Mission? To inspire communities to shop small & local businesses through eCommerce. What is our Goal? To save shoppers money and help small businesses. What do we do? We specialize in entertainment and shopping with our company positioned at the intersection of e-commerce and media. We have launched websites, a mobile app, a browser extension, and tv apps, which are assisting small businesses and community shoppers. Plans for the company: Our Go-To-Market (GTM) strategy starts with scaling our website, mobile app, browser extension, and tv apps that assist people in shopping. Our strategy is divided into phases starting with entertainment, then media and leading to eCommerce. What are the potential revenue streams for the Company? We assist clients with affiliate marketing, coupon marketing and content marketing to drive e-commerce sales for local businesses and earn commissions off of the transactions. We provide sponsored media to community users centered around Influencer content, new small business brands, and eCommerce Deals. Backgrounds: founders, technology, and team. Steffan and Aman founded this company with a passion to help and assist people in everyday life. They thought of no better way than to get people coupons and help small businesses get exposure. After the idea gained some traction, they recruited 2 amazing engineering co-founders (Tyrone Holland - web & app development and Albert Leung- engineering & crypto) to help with finalizing the products. The Freedom technologies we plan to build consist of: Websites: initial point of contact with shops, brands, and products; Web Extensions: browser extension that coupons, price tracks and wish lists items, currently on Google Chrome & Mozilla Firefox; Mobile Apps: easy access to hundreds of shops, brands, and products; TV Apps: media where people can watch and consume local products, influencers and tv personalities.; The team has been working diligently for 2 years. Our plan is to continue our solutions by bettering their offerings and providing a deeper user experience to become an integral part of every community member's life through coupons.

Above & Beyond Studios, Inc. currently has 3 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Above & Beyond Studios, Inc. speculative or risky:**
    1. Pandemic Risks: We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants'

ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founders: Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founders. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. Dividends: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

7. You may only receive limited disclosure: While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

8. Future Growth: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

9. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released

to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

10. Lack of professional guidance: Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the Company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

11. Third parties might infringe upon our technology: We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology.

12. Limited Operating History Risk: We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

13. Competition Risk: Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability.

14. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering. The exemptions relied upon for this offering are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with this offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

15. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

16. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

17. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

18. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

19. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

20. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

21. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

22. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

23. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

24. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

25. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

26. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

27. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

28. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Above & Beyond Studios, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $498,234 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We plan to use a majority of the funds on payroll to increase our engineering and marketing teams. Our mobile, web and tv products are developed and now require a dedicated engineering team to keep up with the management and updates. Additionally, we plan to use funds on our marketing budget to increase user acquisition on our applications and increase store recruitment for our marketplace.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$24,413
Compensation for managers	$490	$0
Employees (Including Hiring)	$6,000	$300,366
Product Development	$1,500	$118,455
Office Space	$1,000	$40,000
Legal Council	$520	$15,000
Total Use of Proceeds	**$10,000**	**$498,234**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Above & Beyond Studios, Inc. must agree that a transfer agent, which keeps records of our outstanding Series B Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1.65 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Series A Common Stock	8,270,000	8,270,000	Yes	
Series B Common Stock	730,000	22,282	Yes	
Series C Common Stock	1,000,000	0	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Employee Stock Options		1,000,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no warrants. The company has reserved shares for the stock option plan. If those options get exercised at a future date your ownership of the company will be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws of Above and Beyond, Inc for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Aman Stuppard
Amount Outstanding:	$33,728
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The related party loan does not accrue interest and does not have a maturity date.

Creditor(s):	Steffan Jackson
Amount Outstanding:	$33,728
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The related party loan does not accrue interest and does not have a maturity date.

25. **What other exempt offerings has Above & Beyond Studios, Inc. conducted within the past three years?**

Date of Offering:	01/2022
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$8,270
Use of Proceeds:	Issuance of founder shares.

Date of Offering:	05/2022
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$36,765
Use of Proceeds:	

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

   Yes.

   If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Steffan Jackson	Chief Innovation Officer & Founder	Note Payable	$33,728
Aman Stuppard	Chief Operating Officer	Note Payable	$33,728

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

   Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

   Above & Beyond Studios, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company is a one-stop marketing and e-commerce shop for small-and medium-sized businesses. Services include creating media, consulting on marketing & content strategy and offerings & services through digital platforms. The company was formed on 11/06/2020. Effective April 30, 2022, the Company closed its Reg CF round on Netcapital and was able to raise a gross amount of $36,765 via sale of 22,282 shares of common stock. During 2022 the founders continued financing the Company via related party loans. Currently the related party loan balance amounts to a total of $67,456. The loan payable balance is split equally between the two founders. In February of 2022, the Company implemented an employee stock option plan. The plan has 1,000,000 options reserved through the Company's Series C Common Stock. Currently, none of the options have been granted and 1,000,000 remain reserved. In January of 2022, the Company issued 8,270,000 shares of Series A Common Stock at a par value of $0.001 to its founders. For the year ended on December 31, 2021, the Company generated $2,214 in sales revenue and a net loss of $12,399. The expenses primarily consisted of software and servers expense of $5,144, legal and professional fees of $3,428, and advertising and promotion of $3,689. Operations were funded via a related party loan provided by company founders, Aman Stuppard and Steffan Jackson. The related party loan balance for the year ended on 12/31/2021 amounted to $55,336. The balance was split equally between the two founders. From inception through December 31, 2020, the Company generated a net loss of $42,937. These expenses primarily consisted of software and servers expense of $12,902, legal and professional fees of $9,197, salaries of $9,106, and advertising and promotion of $8,319. Operations were funded via a related party loan provided by company founders, Aman Stuppard and Steffan Jackson. The related party loan balance for the year ended on 12/31/2020 amounted to $42,937. The balance was split equally between the two founders. With this raise, the Company plans to pay for new team members, product development, office space, and legal. The Company believes these activities will result in the traction needed to court venture capital funding.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

      If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Above & Beyond Studios, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is a transcript of a video which will be displayed on the Portal's offering page for the Company: Aman: "Hi! I'm Aman Stuppard co-creator of Freedom." Steffan: "What's going on guys, it's Steffan Jackson, co-creator of Freedom." Aman and Steffan: "What is Freedom?" Aman: "We connect online shoppers, mobile shoppers, and couponers with stores in their community. We give you deals, we give you content, and we show you what's going on in the community. Freedom knows three things: e-commerce is here to stay, coupons are going digital, and social media and influencers sell. So, how does Freedom help local businesses?" Steffan: "Freedom is here to be able to help small and local businesses, and bring consumers together. And we're trying to do it in a special way, because we're bringing the e-commerce side and a gaming side together on an application that helps you guys not just shop, but you also get to game and you get to have fun. From marketing, to digital transformation, to data; all these different things small businesses need to operate better and more efficiently and we want to be there to help provide that." Aman: "Our platform is designed to create new experiences for the community in e-commerce and media. We have over 1200 downloads, over 300 stores in our directories, and we've partnered with 50 influencers in the local Boston area to help spread coupons and deals in the community. You can download our browser extension, you can download our mobile app, or check out our website to support stores near you. Steffan: "Flower shops, apparel shops, different small businesses in your community that you've never heard of and we're trying to bring those to light and help you guys be able to see, shop, and experience those businesses as well." Aman: "We have two major goals. Our first goal is to lead the next generation of coupon. Our second goal is to create products that people love! So, join the team!"

The following documents are being submitted as part of this offering:

Governance:
 Certificate of Incorporation: certificateofincorporation.pdf
 Corporate Bylaws: corporatebylaws.pdf
Opportunity:
 Offering Page JPG: offeringpage.jpg
 Pitch Deck: pitchdeck.pdf
Financials:
 Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.freedomrains.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.